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Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-16

Three-week federal government shutdown results in two-week publication delay for PolyMet's Supplemental Draft Environmental Impact Statement

St. Paul, Minnesota, Nov. 6, 2013 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – The publication of a Supplemental Draft Environmental Impact Statement will wait two more weeks as a result of the three-week federal government shutdown, the Minnesota Department of Natural Resources announced in a news release today (http://news.dnr.state.mn.us/).

As a result, the document will be available for public review on Dec. 6, 2013 when it will be published in the Federal Register. It will then be published in the Minnesota Environmental Quality Board Monitor Dec. 9, 2013. The original publication date was Nov. 22, 2013.

“We’re taking this short delay in stride,” said Jon Cherry, president and CEO. “We look forward to this long-awaited comprehensive environmental review being published and made available for public review and comment.”

He said publication of the SDEIS is the culmination of nearly four years of work by scientists and engineers to improve the design and complete the analysis and technical studies for the proposed mine as requested by the state and federal government agencies co-leading the review. It marks a major milestone in the project’s development.

For the proposed project, located near Hoyt Lakes in the Mesabi Iron Range mining district of northeastern Minnesota, PolyMet will refurbish and re-commission the idled Erie mill and other facilities at the site to process ore from the new open-pit mine six miles east of the plant. The mine will produce substantial quantities of copper and nickel as well as platinum group metals and is expected to create nearly 1,000 direct and indirect jobs and generate more than $500 million in economic benefit annually.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc., has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the timing and ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.